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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/25 (MM/DD/YY) AND ENDING 01/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brex Treasury LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

650 South 500 West, Suite 300
(No. and Street)

Salt Lake City	UT	84101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Moore	(913) 593-9475	kevin@brex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 Mission St	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Kevin Moore</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Brex Treasury LLC</u>, as of <u>1/31</u>, 2 <u>026</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
<u>Kevin Moore</u>

Digitally signed by Kevin Moore
Date: 2026.03.20 16:41:07 -07'00'

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Brex Treasury LLC

(SEC. I.D. NO. 8-70251)

Statement of Financial Condition
As of January 31, 2026

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934, as amended, as a Public Document

Table of Contents



Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of Brex Treasury LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brex Treasury LLC (the "Company") as of January 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

San Francisco, California
March 20, 2026

We have served as the Company's auditor since 2024.

BREX TREASURY LLC
Statement of Financial Condition
(in thousands)

As of January 31,		2026
ASSETS		
Cash and cash equivalents	$	15,220
Cash segregated under federal and other regulations		7,919
Accounts receivable		4,263
Due from affiliates, net (Note 3)		165
Other assets		271
Total assets	**$**	**27,838**
LIABILITIES		
Payable to customers	$	3,231
Accounts payable and accrued liabilities		533
Total liabilities		**3,764**
Commitments and contingencies (Note 5)		
EQUITY		
Member's equity		24,074
Total equity	**$**	**24,074**
Total liabilities and equity	**$**	**27,838**

The accompanying notes are an integral part of the Statement of Financial Condition.

1. **ORGANIZATION & OPERATIONS**

    Nature of Business

    Brex Treasury LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware limited liability company on November 1, 2018 and commenced operations as a broker dealer on August 16, 2019. The Company is 100% owned by Brex Inc. (the "Parent" or the "Member").

    The Company currently operates in one reportable and one operating segment and offers customers business cash management accounts known as Brex Business Accounts (BBAs) where customer deposits can be swept into a money market mutual fund or program banks within the program ("the Bank Sweep Program"). The Company operates the Bank Sweep Program pursuant to SEC Rule 15c3-3 ("the Customer Protection Rule") making the Company fully subject to the Customer Protection Rule and requiring the Company to hold customer funds-in-transit in a special reserve account for the exclusive benefit of customers. The Bank Sweep Program provides customers with Federal Deposit Insurance Corporation ("FDIC") protection on amounts up to $250,000 per bank with a maximum protection of $6M in the program or to place their deposits into a money market mutual fund whereby they earn a yield on their money market mutual fund investments.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation

    The Statement of Financial Condition has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the Statement of Financial Condition.

    Use of Estimates

    The preparation of the Statement of Financial Condition and the related disclosures in conformity with GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company bases their estimates on historical experience and on various other factors they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, estimates, and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions, and the differences could be material.

    Cash and Cash Equivalents

    The Company considers all liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. *Cash and cash equivalents* include deposits with banks which are subject to credit risk to the extent those balances exceed the applicable FDIC limits. As of January 31, 2026, the Company had no cash equivalents.

    Cash Segregated Under Federal and Other Regulations

    Cash segregated under federal and other regulations consists of cash holdings in bank accounts subject to regulatory withdrawal restrictions and cash segregated in a reserve account to satisfy requirements under Rule 15c3-3 of the SEC. The cash segregated under Rule 15c3-3 is held within special reserve bank accounts for the exclusive benefit of customers.

    Payable to Customers

    In the normal course of business, customer deposits are swept to and from either a money market mutual fund or program bank as part of the Bank Sweep Program. When customer deposits are received by the Company and have not been swept into the money market mutual fund or the program bank, those deposits are payable to customers until they are swept. As of January 31, 2026, the amount *payable to customers* for deposits not swept was $1.5 million.

Additionally, *payable to customers* includes incentives earned by customers that have yet to be applied to the customers account (i.e., paid). The amounts are settled between the Company and the customer pursuant to the specific incentive terms. As of January 31, 2026, incentives earned by customers of $1.7 million are included in *payable to customers* on the Statement of Financial Condition.

.

Fair Values Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

- Level 3: Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into or out of any level at their beginning period values. There were no assets or liabilities that were measured at fair value on a recurring basis as of January 31, 2026.

As of January 31, 2026, certain carrying amounts of the Company's financial instruments, that are not measured at fair value on a recurring basis, such as *cash and cash equivalents, cash-segregated under federal and other regulations, accounts receivable, payables to customers,* and *accounts payable and accrued liabilities,* approximate their fair value due to their short-term nature.

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal and state tax purposes and therefore does not pay income taxes in any jurisdiction. The Company's taxable income and expenses are ultimately included in the federal and state income tax returns of the Parent. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements. No formal tax-sharing arrangement exists between the Company and its Parent, and the Company has no obligation to fund any tax liability of the Parent with its earnings.

Segment Reporting

In accordance with ASC Topic 280 - Segment Reporting ("ASC 280"), the Company has determined that it has a single operating and reportable segment.

3. RELATED-PARTY TRANSACTIONS

The amount of revenue earned from the Parent may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to us may not be reflective of expenses that would have been incurred by the Company if it used third party service providers. The allocation of these expenses is performed on a reasonable basis and approximates the proportional cost of a service or product to the proportional use of or benefit derived. The terms of the expense sharing agreement are reviewed periodically.

Pursuant to an expense sharing agreement, the Company reimburses the Parent for employee compensation, benefits and administering the AML (Anti-Money Laundering) program for the Company, as well as certain general administrative, operational, and occupancy services performed by the Parent on behalf of the Company. Under the same expense sharing agreement, the Parent pays certain direct expenses for services the Company performs on behalf of the Parent through a cost-plus intercompany agreement and in addition, reimburses the Company for indirect expenses. Net cash is settled with allocated expenses in accordance with the agreement. As of January 31, 2026, the amount due from and to our Parent under the agreements were $1.8 million and $1.6 million, respectively. These amounts are presented net in the Due from affiliates, net on the Statement of Financial Condition.

The Company also has the ability to obtain unsecured borrowings from the Parent to finance its operating activities from time to time under a $75.0 million line of credit at an interest rate of 5% per annum. For the year ended January 31, 2026, the Company did not draw on the line of credit. There was no intercompany borrowing outstanding as of January 31, 2026.

From time to time, other entities of Brex may hold accounts at the Company as a part of the Bank Sweep Program. These accounts are offered at the same terms and conditions as other customer accounts in the ordinary course of business and generally relate to test accounts. The accounts are subordinate to the to the claims of our customers. As of January 31, 2026, the balance of these accounts was zero.

4. REGULATORY REQUIREMENTS

The Company is authorized to use the alternative standard for computing net capital under The Securities Exchange Act (SEA) Rule 15c3-1(a)(1)(ii). Under the alternative standard, the Company must maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of January 31, 2026, the Company's net capital was $20.5 million which was $20.3 million in excess of its required minimum net capital.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Cash required to be segregated and on deposit for regulatory purposes at January 31, 2026 totaled $3.2 million and the balance in the reserve account was $7.8 million. On February 2, 2026, the Company deposited $0.4 million into its segregated reserve bank account.

5. COMMITMENTS & CONTINGENCIES

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations, warranties, and covenants that provide for indemnifications under certain circumstances. These include contracts with certain service providers, such as depository institutions. The Company's maximum exposure under these arrangements cannot be estimated. However, the Company believes that it is not probable it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Contingencies

The Company is subject to various legal proceedings, enforcement actions, and claims that have arisen in the ordinary course of business and that have not been fully resolved. There was not at least a reasonable possibility the Company may have incurred a material loss for asserted legal and other claims.

6. **SEGMENT REPORTING**

The Company consists of a single operating and reportable segment that comprises the entire entity. The accounting policies of the segment are the same as those described in Note 2. The Company's President, Chief Operating Officer, and Chief Financial Officer act as the chief operating decision maker ("CODM"). The CODM reviews the Company's net income to allocate resources and assess performance. The CODM reviews the significant expense categories as presented on the statement of operations. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

7. **SUBSEQUENT EVENTS**

The Company has evaluated events through March 20, 2025, the date that the Statement of Financial Condition were issued. Based on this evaluation, other than as disclosed below, the Company has determined no additional subsequent events were required to be recognized or disclosed.

The Parent has entered into an agreement to be acquired by Capital One Financial Corporation. The completion of the transaction is subject to closing conditions and regulatory approvals, with the deal expected to finalize during 2026.